Exhibit (c)

West Metro Financial Services, Inc.

Determination of the Fair Market Value

of the Common Stock of West Metro Financial Services, Inc.

August 2004

Resurgens Plaza, Suite 1400 • 945 East Paces Ferry Road • Atlanta, Georgia 30326

Tel. (404) 495-5920 • Fax (404) 495-5921

INDEPENDENT VALUATION

West Metro Financial Services, Inc. Common Stock

Burke Capital Group, L.L.C. (“BCG”) is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its business, BCG is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. BCG specializes in providing advice on issues of business and financial strategies, mergers & acquisitions, fairness opinions, evaluation of capital adequacy and efficiency, finance, capitalization structure, dividend policies, and valuations based on fair value and fair market value valuations. BCG regularly prepares valuations of banks and bank holding companies and is considered an expert in this field. As a recognized expert in the valuation and analysis of banks, BCG has relied upon its knowledge and expertise in applying accepted analytical and investment banking procedures in the following review and analysis.

BCG does not have any relationship involving West Metro Financial Services, Inc. or its subsidiary, The First National Bank of West Metro that compromises its objectivity in preparing this valuation.

In reaching its valuation BCG has reviewed the consolidated financial statements as audited by Porter Keadle Moore, LLP for the years ended December 31, 2002 and December 31, 2003. In addition, BCG reviewed internal proprietary information and has utilized general information concerning the banking industry. BCG assumed, without independent verification, the accuracy and completeness of information management of West Metro Financial Services and First National Bank of West Metro has provided. BCG has not performed or considered any independent appraisal or evaluation of assets.

The following is a discussion of the facts and methods considered relevant to this valuation.

Jim Stokes	Blake Jones	Jason Trembley
Principal	Associate	Analyst
(404) 495-5921 (o)	(404) 495-5926 (o)	(404) 495-5940 (o)
jstokes@burkecapital.com	bjones@burkecapital.com	jtrembley@burkecapital.com

BURKE CAPITAL GROUP, L.L.C.

Burke Capital Group, L.L.C.

Summary Valuation

West Metro Financial Services, Inc. (the “Company”) has engaged Burke Capital Group (“BCG”) for its opinion regarding the fair market value of the common stock of the Company (as consolidated with its wholly-owned subsidiary, First National Bank of West Metro) for the sole purpose to assist the Board of Directors to determine a cash price to be paid for fractional shares resulting from a corporate reorganization. BCG’s evaluation of the estimated fair market value of the aggregate equity interests of the Company will be based on the financial period ended June 30, 2004, and will not give effect to the impact on the value for minority voting status of individual equity interests or change in control. This report provides BCG’s detailed valuation analysis and support for its valuation conclusion.

The definition of fair market value used in our study is the price which a willing buyer and willing seller, both able, reasonably well-informed about the property and its market, and under no compulsion to act, agree upon as a basis for the property’s exchange. This exchange is commonly referred to as an “arm’s length” transaction.

In order to arrive at a valuation of the voting Common Stock of the Company as of August 10, 2004, consideration was given to the following items:

1.	The history of the Company and the nature of its business.

2.	The outlook with regard to the banking industry.

3.	The financial condition of the Company and the nature of its assets and net worth as indicated by recent financial statements.

4.	The record of past operations and the Company’s earnings prospects as indicated by current, projected, and historical financial statements.

5.	The market price of publicly traded stocks of companies with similar operations.

6.	The price paid for the acquisition of similar companies.

To obtain the information necessary to complete its analysis, BCG reviewed financial statements and other pertinent documents supplied by the Company, assuming such information to be complete and accurate in all material respects. BCG also held discussions with management concerning the Company’s recent financial performance and its prospects. In addition, BCG reviewed certain other sources of financial and economic information deemed relevant to the valuation. All information has been derived from sources believed to be credible, but its accuracy and completeness cannot be guaranteed. Any statements, opinions, recommendations, charts, formulas, theories, or methods of analysis set forth herein are subject to limitations and a degree of uncertainty inherent in any market analysis.

1

Burke Capital Group, L.L.C.

In arriving at its opinion, BCG has considered the Company’s present business, its prospects, and its industry as a whole. BCG also performed certain financial analyses and comparisons and have made various studies which are pertinent to this valuation.

Based on BCG’s analysis, it is its opinion that the fair market value the common stock of the Company at August 10, 2004 is $11.60 per share of voting common stock based on 1,200,000 shares of stock and 380,000 options and warrants outstanding (222,500 currently exercisable).

Burke Capital Group, L.L.C. has no interest or bias with respect to the parties involved. Further, its compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of this report.

Burke Capital Group, L.L.C.

by:	/s/ Jon R. Burke
Jon R. Burke Principal

2

Burke Capital Group, L.L.C.

Valuation Analysis

Valuation Methodologies

The value of minority ownership of common stock in a financial institution is not a matter of applying exact formulas. The Internal Revenue Service in Revenue Ruling 59-60 states, “A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No one formula can be devised that will be generally applicable to the multitude of different valuation issues arising…The value is the price at which a willing buyer and seller would complete a transaction.” Since that price has not been determined by the market, we must then look to proxies for that price. It is unlikely that a buyer of the stock in question would have greater knowledge of the Company than that disclosed in the publicly available information on stocks of companies traded in the over-the-counter (OTC) market, on NASDAQ or on other stock exchanges. Therefore, BCG believes the values of these stocks are valid proxies for the price investors would be willing to pay for the Company. Bank stock investments, like all investments, are made with the expectation of profit. Since BCG is valuing the Company as an ongoing business, profitability must be used as a criteria. But given the early stage nature of the Company and modest current profit level vis-à-vis eventual profit potential, book value of assets and the balance sheet are also useful to explain past, present and projected earnings patterns or to determine liquidation value, and are, therefore, also considered in determining value.

BCG has relied upon the examination of publicly traded comparable companies, the prices paid for similar companies in acquisitions (together the “Market Approach”), as well as an examination of future cash flows (the “Income Approach”) to derive a value for the Company’s shares.

Market Approach

BCG has selected as proxies of the Company’s value, the stocks of publicly traded financial institutions listed in Table I on the following page. These stocks include a representative universe of financial institutions comparable to the Company. Each one individually may vary in terms of certain characteristics; however, in the aggregate BCG believes they are representative and comparable. Book value, earnings, deposits and market values of the comparable financial institutions are based upon reported June 30, 2004 financial data and the price per common share as of the close of trading on August 10, 2004.

A	Comparable Public Companies Analysis

The public comparables that BCG has selected include nine banks that are located near, in or have significant operations in southeastern markets which are similar in structure and growth to Dallas (Paulding County) as well as West Cobb and Douglas Counties. Given the Company’s early stage nature, the comparables were selected to include recently established banks (post

3

Burke Capital Group, L.L.C.

1/1/1999). BCG has limited the group of comparables to include banks with assets greater than $100 million and less than $250 million. While the stocks of banks trade principally upon future earnings, BCG believes there is a correlation between size and valuation; therefore the comparables selected are similar in size to the Company. The public comparables approach utilizes the multiples of price / LTM earnings, price / current book value and the core deposit premium (market value - tangible book value/core deposits) as to estimate value.

Table I

West Metro Financial Services, Inc.

Comparable Public Companies Analysis

Company Name	Ticker	City	State	Total Assets ($000)	Total Equity ($000)	Core Earnings LTM ($)	ROAA LTM (%)	ROAE LTM (%)	P/E LTM (x)		Price/ Book (x)		Core Deposit Premium (%)
Bank of the James Finl Grp Inc.	BOJF	Lynchburg	VA	$161,213	$12,057	$1,467	1.03%	12.87%	17.84	x	2.05	x	9.63%
Bank of Oak Ridge	BKOR	Oak Ridge	NC	113,232	14,204	20	0.02%	0.19%	NM		1.33	x	6.55%
Cherokee Banking Co.	CHKJ	Canton	GA	141,247	13,956	432	0.36%	5.11%	35.42	x	1.38	x	4.75%
Bay National Corp.	BANI	Lutherville	MD	142,719	12,301	293	0.23%	2.43%	NM		1.86	x	9.49%
Coastal Banking Co.	CBCO	Beaufort	SC	116,631	10,094	904	0.90%	9.44%	18.68	x	1.55	x	6.28%
Community Capital Bancshares	ALBY	Albany	GA	171,664	13,962	710	0.50%	6.33%	25.81	x	1.29	x	3.81%
Georgia Bancshares Inc.	GABA	Peachtree City	GA	238,633	19,366	1,573	0.76%	8.16%	27.45	x	1.88	x	12.12%
Monarch Bank	MNRK	Chesapeake	VA	206,022	20,328	635	0.34%	3.18%	NM		1.60	x	10.12%
Southern Community Bcshs Inc.	SNCB	Fayetteville	GA	214,081	19,721	1,645	0.93%	9.00%	28.60	x	2.36	x	20.95%

						High	1.03%	12.87%	35.42	x	2.36	x	20.95%
						Mean	0.57%	6.30%	25.63	x	1.70	x	9.30%
						Median	0.50%	6.33%	26.63	x	1.60	x	9.49%
						Low	0.02%	0.19%	17.84	x	1.29	x	3.81%

Pricing Data as of August 10, 2004

The public comparables have a median price/LTM core earnings multiple of 26.63x. In addition, the comparables group has a median price/book value multiple of 1.60x. The comparables group yields a median core deposit premium of 9.49% (Market value – tangible equity/core deposits). Ordinarily, dividend yield of comparables would also be considered in determining value: however, the Company does not currently pay a dividend.

B	Precedent Transactions Analysis

BCG has also utilized the acquisition comparables approach and has selected 12 acquisitions announced since January 1, 2003 as proxies of the Company’s change in control value. Each acquired bank individually may vary in terms of certain characteristics. However, in the aggregate BCG believes they are representative and comparable.

The target banks are located near, in or have significant operations in southeastern markets comparable to Dallas (Paulding County), as well as West Cobb and Douglas Counties. Additionally, BCG has limited the group of acquisition comparables to include target banks with assets greater than $100 million and less than $250 million and profitable for the twelve months preceding the announcement of the transaction. The acquisition comparables approach utilizes the multiples of price/latest twelve months earnings, price/book value and core deposit premium (market value-tangible equity/core deposits) as provided by the acquisition comparables group to estimate value.

4

Burke Capital Group, L.L.C.

Table II

West Metro Financial Services, Inc.

Precedent Transactions Analysis

Buyer/ Target	Announce Date	Target City	State	Deal Value ($M)	Assets ($000)	Equity ($000)	ROAA (%)	ROAE (%)	Price/ Book (x)		P/E LTM (x)		Core Deposit Premium (%)
First Community Corp./ DutchFork Bancshares Inc.	04/13/2004	Newberry	SC	$50.9	$225,585	$32,385	1.21%	9.03%	1.57	x	14.39	x	18.05%
United Community Banks Inc./ Fairbanco Hldg Co. Inc.	03/16/2004	Fairburn	GA	23.6	191,660	18,047	0.82%	9.01%	1.31	x	14.68	x	5.75%
Citizens Bank of Frostproof/ American Banking Corp.	01/09/2004	Lake Wales	FL	21.9	116,697	10,012	0.34%	3.96%	2.19	x	35.84	x	13.18%
Capital City Bank Group Inc./ Quincy State Bank	01/08/2004	Quincy	FL	26.1	119,221	11,185	2.14%	24.48%	2.33	x	9.83	x	19.09%
Union Bankshares Corp./ Guaranty Financial Corp.	12/19/2003	Charlottesville	VA	54.1	197,075	19,808	1.01%	9.88%	2.73	x	28.31	x	20.57%
Simmons First National Corp./ Alliance Bancorporation Inc.	10/08/2003	Hot Springs	AR	25.5	138,557	11,200	1.21%	14.78%	2.28	x	17.76	x	16.41%
Southern Community Financial/ Community Bank	07/30/2003	Pilot Mountain	NC	77.4	241,764	25,539	1.77%	17.24%	3.03	x	18.70	x	32.18%
Greene County Bancshares Inc./ Independent Bankshares Corp.	06/18/2003	Gallatin	TN	29.7	168,596	15,084	0.72%	10.61%	1.97	x	25.78	x	12.50%
Yadkin Valley Bank and Trust/ High Country Financial Corp.	05/28/2003	Boone	NC	36.7	177,710	15,957	0.58%	6.39%	2.30	x	40.24	x	16.66%
GB&T Bancshares Inc./ Baldwin Bancshares, Inc.	04/28/2003	Milledgeville	GA	31.6	131,021	11,341	1.16%	13.44%	2.79	x	22.14	x	22.27%
First Community Bcshs Inc./ CommonWealth Bank	01/27/2003	Richmond	VA	24.8	129,802	8,006	0.79%	11.39%	3.10	x	28.94	x	16.60%
United Community Banks Inc./ First Central Bancshares, Inc.	01/08/2003	Lenoir City	TN	29.4	149,926	12,759	0.74%	8.87%	2.30	x	27.02	x	14.51%

								High	3.10	x	40.24	x	32.18%
								Mean	2.32	x	23.64	x	17.31%
								Median	2.30	x	23.96	x	16.63%
								Low	1.31	x	9.83	x	5.75%

The acquisition comparables group has a median price/latest twelve months (LTM) earnings of 23.96x. In addition, the comparables group has a median price/book value multiple of 2.30x. The Comparables Group yields a median core deposit premium of 16.63%.

Table III on the following page applies median valuation statistics of the public comparables and the acquisition comparables to the Company’s individual performance. The public comparables group yields values for the Company of $18.5 million, $7.9 million and $16.9 million. The acquisition comparables group yields values for the Company of $26.7 million, $7.1 million and $20.8 million.

5

Burke Capital Group, L.L.C.

Table III

West Metro Financial Services, Inc.

Market Approach Analysis

Market Approach Valuation

West Metro Summary Financials - 6/30/2004 ($ In Thousands)

Total Equity	$11,613
LTM Net Income (1)	$295
Core Deposits	$55,453

West Metro Summary Valuation - Market Approach ($ In Thousands)

Public Market Comparables

Comparative Metric	Comparable Multiples		Value
Price / Book	1.60	x	$18,538
Price / LTM Earnings	26.63	x	$7,859
Core Deposit Premium	9.49%		$16,875

Precedent Transactions

Comparative Metric	Comparable Multiples		Value
Price / Book	2.30	x	$26,735
Price / LTM Earnings	23.96	x	$7,072
Core Deposit Premium	16.63%		$20,835

(1)	LTM net income excludes 2003 income tax benefit of $245 thousand.

Income Approach

The income approach quantifies the present value of future economic benefits by discounting the cash flow (“DCF”) of a business. This approach considers projected dividends, dividend paying capacity, earnings, and future residual value. Typically, an appraiser will determine a terminal value based upon the expected price/earnings multiples at the end of the period and discount to present value. The forecast was compiled using management three-year strategic plan, which included estimates until 2006, as well as BCG estimates for the years 2007 and 2008. The forecast, which has been reviewed by management, is shown on the following page and provides the basis of the cash flows used in the following DCF analysis.

6

Burke Capital Group, L.L.C.

Table IV

West Metro Financial Services, Inc.

Projected Financial Information

	Projected For the year ending December 31,						CAGR
($thousands)	2003A	2004E	2005E	2006E	2007E	2008E	2003-2008
Assets	$71,779	$120,845	$158,000	$200,000	$224,000	$250,880	28.4%
Asset Growth Rate (annual)	56.1%	68.4%	30.7%	26.6%	12.0%	12.0%
Average Assets	$58,883	$96,312	$139,422	$179,000	$212,000	$237,440
Stated Equity	$11,480	$11,925	$12,901	$14,377	$16,243	$18,499	10.0%
Equity / Assets	16.0%	9.9%	8.2%	7.2%	7.3%	7.4%
Dividends	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Net Income	$370	$445	$976	$1,476	$1,866	$2,256	43.5%
Earnings Growth Rate	NM	20.1%	119.3%	51.2%	26.4%	20.9%
Fully Diluted E.P.S. (1)	$0.23	$0.28	$0.62	$0.93	$1.18	$1.43	43.5%
ROAA	0.63%	0.46%	0.70%	0.82%	0.88%	0.95%
ROAE	3.28%	3.80%	7.86%	10.82%	12.19%	12.99%

*	2004 to 2006 projections are consistent with Management’s three-year strategic plan, 2007 and 2008 are BCG estimates.

(1)	Assumes current shares outstanding (1.2 million) and outstanding options (380 thousand) remain constant.

The projections shown above include Management’s three-year strategic plan, as well as BCG estimates. The projections do not assume the addition of new equity in 2006 and 2007. Assets are expected to grow at a GAGR of 28.4% over the next five years, with asset growth rate slowing in the future years. This reflects an increase in both commercial and residential growth in the Company’s major markets over the next few years. Net income is expected to grow at a CAGR of 43.5%, reaching $2.3 million in 2008. This reflects the Company’s ability to become cumulatively profitable in late 2004 and begin to hit its earnings stride during the future years. Projections assume the Bank will approach 1% ROAA by 2008. Projections also assume the Company’s equity / assets ratio will remain slightly above 7% in the future years. The Company is not expected pay a dividend in order to optimize the equity/assets ratio.

Discount rates are generally estimated by three methods: (I) the capital asset pricing model; (2) build-up methods; and (3) comparative yields on similar investments. Discounted cash flow analyses are subjective, and a range of discount rates and terminal values can be used to arrive at a value. BCG has chosen a discount rate that ranges from 16% to 22%. BCG believes this adequately reflects the risk associated with the cash flows in question. Secondly, BCG has chosen a terminal value multiple of 14x trailing. The Company’s market value based upon these ranges is summarized on the following page in Table V.

7

Burke Capital Group, L.L.C.

Table V

West Metro Financial Service, Inc.

Discounted Cash Flow Analysis

($ millions)
	Discount Rate
Public Market Terminal	16.0%	18.0%		20.0%	22.0%
12.0x	$17,341	$16,189		$15,135	$14,169
14.0x	$19,673	$18,350		$17,140	$16,032
16.0x	$22,005	$20,511		$19,145	$17,895
18.0x	$24,336	$22,672		$21,151	$19,759
Implied Range		$14,169	<=>	$24,336

Other Considerations

A discount from the calculated values is generally applied when analysis reveals negative or aberrant variance from the comparables. BCG believes the Company compares favorably and no discount was applied.

A change of control discount has been applied to the value derived from the acquisition comparables since BCG is valuing the Company as a going concern, not under a change in control scenario. BCG analyzed the peer group of precedent transactions since 1/1/2003 that included selling institutions with a publicly traded security. On average, the trading value of the selling institution included a 30% discount for the selling institutions common stock. BCG used 30% as the change in control discount.

Finally, BCG calculated per share values using the following per share methods:

a)	Comparable Company Analysis – Common shares outstanding

b)	Precedent Transactions – Treasury share method, which implies that all options and warrants will be fully vested and exercised upon a change in control.

c)	Discounted Cash Flow Analysis – Average diluted shares outstanding, which assumes that all options and warrants are “in the money” and exercisable into common shares.

8

Burke Capital Group, L.L.C.

Valuation Summary

Table VI

West Metro Financial Services, Inc.

Valuation Summary

Summary Valuation

West Metro Summary Financials - 6/30/2004 ($ In Thousands)

Total Equity	$11,613	Core Deposits	$55,453
LTM Net Income	$295	Book Value / Share	$9.68
Common Shares Outstanding	1,200,000	Option Strike	$10.00
Options Outstanding	380,000

Fully Diluted Shares Outstanding	1,580,000

West Metro Valuation - Market Approach ($ In Thousands)

Public Market Comparables
Metric	Multiples		Value	Weighting	Weighted Value
Price / Book	1.60	x	$18,538	50.0%	$9,269
Price / LTM Earnings	26.63	x	$7,859	25.0%	$1,965
Core Deposit Premium	9.49%		$16,875	25.0%	$4,219
					$15,452
				Per Share Value	$12.88

Acquisition Comparables
Metric	Multiples		Value	Weighting	Weighted Value
Price / Book	2.30	x	$26,735	50.0%	$13,367
Price / LTM Earnings	23.96	x	$7,072	25.0%	$1,768
Core Deposit Premium	16.63%		$20,835	25.0%	$5,209
					$20,344
				Per Share Value *	$15.28

*	Per share values calculated using the Treasury Share Method (Market Value + (Options * Options Strike Price)) / (Fully Diluted Shares Outstanding).

West Metro Valuation - Income Approach ($ In Thousands)

Discount Rate	Terminal Multiple		Value	Weighting	Weighted Value
18%	14.00	x	$18,350	50.0%	$9,175
20%	14.00	x	$17,140	50.0%	$8,570
					$17,745
				Per Share Value *	$11.23

*	Per share values assumes all 380,000 options and warrants will be “in the money” and exercisable by 2008.

Estimated Per Share Value of West Metro Shares ($ In Thousands, Except Per Share Values)

Approach	Weighting	Weighted Value Per Share	Discount	Discounted Value
Public Comparables	33.3%	$4.29	0%	$4.29
Precedent Transactions	33.3%	$5.09	30%	$3.57
Discounted Cash Flow	33.3%	$3.74	0%	$3.74
				$11.60

9

Burke Capital Group, L.L.C.

BCG has arrived at a value of $11.60 per share based upon its expertise and the analyses presented herein. BCG’s Valuation is not a recommendation with respect to the purchase or sale of any shares of the Company. BCG’s Valuation is solely of the fair market value of the Company’s shares at the valuation date, which is as of August 10, 2004 and may be materially different at any date other than the valuation date. The Valuation is provided to assist the Board of Directors to determine a cash price to be paid for fractional shares resulting from a corporate reorganization.

10

Burke Capital Group, L.L.C.

Appendix A

Items Reviewed By BCG

For the purposes of the analysis, BCG reviewed the following items:

1.	2002, 2003 year-end audited financial statements as prepared Porter Keadle Moore, LLP

2.	The composition of the Company’s loan portfolio.

3.	Explanation of any significant non-recurring charges over the last three years.

4.	Three year strategic plan and financial projections for the Company that Company management reviewed.

5.	The capital structure of the Company and the level of concentration of ownership in the Company’s voting stock.

6.	Transactions in the stock of the Company over the last twelve months.

7.	Economic and demographic information for the primary markets in which the Company operates.

11

Burke Capital Group, L.L.C.

Appendix B

Statement of Limiting Conditions

BCG’s Valuation is subject to certain conditions, limitations and assumptions as stated in its agreement with NBG Bancorp, Inc., including but not limited to, the following:

BCG’s Valuation is limited to an analysis of (a) publicly available information with respect to the Company, the Company’s outstanding securities, and such other matters as BCG deems appropriate, and (b) such other information as the Company supplies to BCG. The Valuation may be in such form as BCG shall determine, including by stating therein that BCG has relied upon the information furnished to it and BCG has assumed the accuracy and completeness of such information and has not attempted independently to verify any of such information.

12